

February 5, 2013

Via E-mail
Colin T. Severn
Chief Financial Officer
William Lyon Homes
4490 Von Karman Avenue
Newport Beach, CA 92660

> **Re:**   **William Lyon Homes**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 22, 2013**
> **File No. 333-183249**

Dear Mr. Severn:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Pro Forma Operating Statement, page 10

1. We note your response to comment eight from our letter dated January 2, 2013. You indicate that you would not expect to record impairment loss during 2011 period if real estate inventories owned at January 1, 2011 was recorded at fair value unless you significantly shortened its expected holding period. However, we note that the impairment loss you recorded during 2011 did not stem from your plan of reorganization or the adoption of fresh start accounting and therefore is not directly attributable to your plan of reorganization or fresh start accounting. In this regard, we note that while pro forma adjustments are computed assuming the transaction was consummated at the beginning of the fiscal year, the use of this date is not for adjusting items in your historical financial statements that were not directly attributable to the transaction. Please advise or revise.

Executive Compensation, page 118

2. Please update the disclosure to reflect compensation for the year ended December 31, 2012, which is your most recently completed fiscal year.

Selling Stockholders, page 139

3. We note that the total amount of Class A Common Stock and Class C Common Stock to be offered by the selling stockholders appears to be less than the total amount being registered for resale. Please note that the selling stockholder table must reflect all

securities to be offered by the selling stockholders, including the Class A shares and Class C shares that may be issued upon conversion of other securities. Please revise the table accordingly.

4. Please disclose whether any of the selling stockholders are broker-dealers or affiliates of a broker dealer. For each of the stockholders that is a broker-dealer, the prospectus should state that the stockholder is an underwriter. For each of the stockholders that is an affiliate of a broker-dealer, the prospectus should state that (a) the stockholder purchased in the ordinary course of business and (b) at the time of the purchase of the securities to be resold, the stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. However, if the stockholder cannot provide these representations, then the prospectus should state that the stockholder is an underwriter. Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

5. Please disclose how the selling stockholders acquired the securities they may offer and sell pursuant to the registration statement.

Financial Statements

General

6. Please note the updating requirements of Rule 3-12 of Regulation S-X, as applicable.

Notes to Plan of Reorganization and Fresh Start Accounting Adjustments, page F-15

7. We note your response to comment 15 from our letter dated January 2, 2013 and have the following comments.

- You indicate that the fair value of your common stock and warrants was $44.1 million. Please expand your disclosures to fully explain how you determined the fair value of both your common stock and warrants. Please also disclose how much of the fair value is allocated between common stock and warrants. Please specifically disclose the methodology for determining the fair value of both common stock and warrants;

- With regards to note (i), you indicate that $56.4 million of residual equity interest was allocated to the redeemable convertible preferred stock. Please disclose your methodology for allocating the residual equity interest to your convertible preferred stock, common stock and warrants. Please cite the accounting literature used to support your conclusions;

- Please address the fact that the $56.4 million fair value allocated to the redeemable convertible preferred stock appears to be greater than its redemption value. Address how you will account for this apparent difference; and

- It still remains unclear how you determined that the fair value of your debt was $384.5 million. On page F-13, you indicate that the debt was valued at $384.5 million, which included $62.6 million for pre-existing notes payables and $321.9 million representing debt renegotiated as part of the reorganization. With reference to the terms of the individual debt agreements, please clarify how you determined the fair value of your pre-existing notes payables, the senior secured term loan and the senior subordinated secure notes.

Note 3 – Variable Interest Entities and Non-controlling Interests, page F-16

8. We note your response to comment 16 from our letter dated January 2, 2013. It is still not clear how you use some of the other factors discussed in your disclosure regarding the determination of the primary beneficiary of a VIE. For example, it is still not clear how you use voting rights, risks involvement in the operations of the VIE, ability to make major decisions, and contractual obligations in determining whether you are the primary beneficiary. As previously requested, please expand your disclosure to specifically disclose how these other significant involvements are considered in determining whether you are the primary beneficiary.

Unaudited Financial Statements – September 30, 2012, page F-53

General

9. Please address the above comments in your interim financial statements as well, as applicable.

Note 11 - Fair Value of Financial Instruments, page F-86

10. We note your response to comment 20 from our letter dated January 2, 2013. Please provide the following:

- It still remains unclear how you determined that the fair value of your note payable was the same as the carrying value as of December 31, 2011. Please expand your disclosures to explain how you determined that the fair value of your note payable was the same as the carrying value as of December 31, 2011;

- Similarly, please expand your disclosures to explain how you determined the fair value of your Senior Subordinated Secured Note due 2017 on September 30, 2012. Your current disclosure does not specifically indicate how you determined the fair value; and

- Please revise your disclosure to include (i) the valuation techniques and inputs used to determine fair value and (ii) for fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, if applicable. Refer to 820-10-50.

Exhibits

11. Please file the interactive data file required by Item 601(b)(101) as an exhibit to the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Michael Treska, Esq. (*via E-mail*)
        Latham & Watkins LLP